Exhibit 21

Subsidiaries of Highlands Bankshares, Inc.

Name of Subsidiary	State of Incorporation

Highlands Union Bank	Virginia
-- Highlands Union Insurance Services, Inc.	Virginia
-- Highlands Union Financial Services, Inc.	Virginia
Highlands Capital Trust I	Delaware